May 19, 2006

Ms. Sandra K. Conklin
President
LDG, Inc.
4944B Windy Hill Drive
Raleigh, NC 27587

Re: LDG, Inc.
Registration Statement on Form SB-2
File No. 333-122666
Amendment No. 4 Filed April 17, 2006

Dear Ms. Conklin,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.

General

1. We note that your counsel has identified William Conklin as one of the company's principals. We also note that he is the only individual apart from your counsel that has communicated on behalf of the company during the course of numerous phone calls with the Staff. Please disclose William Conklin as a promoter of the company and describe Mr. Conklin's management role.

Management's Discussion and Analysis or Plan of Operation, page 15

2. We note your disclosure on page 16 that "the partners had to decide whether to stay as a local company, that although profitable on a cash basis, had significant business risks." Please disclose and clarify what those business risks were.

3. We note your disclosure on page 16 that "The expansion analysis plan had three key components. First was the identification of the required elements and their sizing." Please disclose and clarify what the required elements were determined to be and "their sizing." In addition, here, and elsewhere in the prospectus, you describe an "expansion analysis" which is referred to as being described in the "private placement." Please revise this prospectus to include a discussion of the expansion analysis. Finally, the discussion in this section is very difficult to follow and should be revised in accordance with the Commission's Plain English rules, i.e., Rule 421 of Regulation C.

4. We note your disclosure that "The first key component, the identification of the expansion elements and their cost was completed in 2004 as part of the private placement." Please provide the Staff with a copy of all private placement memoranda.

5. We note your disclosure on page 16 that "Second was the effort necessary to gather the expanded potential customer data as a regional design firm versus that presently available from Liaison Design Group as a local company. This would then lead to the decision as to how to proceed, including should the company expand throughout the region, should it test expansion through partial implementation or should LDG revert to being a local provider." Please clarify both what such "expanded potential customer data" consisted of and how gathering it would "would then lead to the decision as to how to proceed."

6. We note your disclosure on page 17 that "The amount of data available is such that it became clear that full scale expansion across the total regional area was not feasible as an initial step, however the decision has been made to proceed with expansion based on the acquired customer data but in a staged manner with initial focus on the expanded view of the Research Triangle area as well as the contiguous areas of Wilson/Rocky Mount and Fayetteville/Southern Pines/Pinehurst/Aberdeen." Please clarify the factors that lead you to the conclusion that it was "clear that full scale expansion across the total regional area was not feasible as an initial step."

7. We note your disclosure on page 18 that "LDG, Inc. has decided to release enough of the targeted funds to complete at least a preliminary analysis." Please clarify what that means. Which are the targeted funds? What steps constitute such a "primary analysis?"

What factors lead the company to decide to complete a "preliminary analysis" over two and one-half years after its private placement was conducted, especially since you disclose that the private placement was conducted in part to enable the company to do an expansion analysis?

Recent Sales of Unregistered Securities, page 46

8. We reissue comment 7 from our letter of December 19, 2005, which was a reissue of comment 14 from our letter of October 11, 2005, which was a reissue of comment 14 from our letter of June 30, 2005, which was a reissue of comment 49 from our letter of March 14, 2005. Please disclose the facts and circumstances relied upon to make the exemption available for each transaction. See Item 701(d) of Regulation S-B. We note your counsel's response that "The disclosure has been provided" but such disclosure appears no different from your last amendment. A blanket description covering all transactions is not what we seek. As noted in our previous four comment letters, we are asking for the "facts and circumstances relied upon to make the exemption available for each transaction" as required by Item 701(d).

9. We reissue comment 8 from our letter of December 19, 2005. In connection with the preceding comment, please advise the Staff as to the basis of your disclosure that "52 of the 52 investors were accredited and 0 of the 52 investors were unaccredited. No sales were made to any minors." It appears that Kelly Sambrick is a student at Millbrook High School. We note your counsel's response that you have attached "correspondence reflecting that Ms. Sambrick was not a minor" but no such document was attached.

Statement of stockholders' equity, page F-4 and Note 3- Related party transactions, page F-9

10. You presented in prior amendment No. 3, in response to our prior comments, the gross equity effect of settling unpaid rent, unpaid salary and accounts receivable as capital distributions and capital contributions. We note that this gross presentation has been eliminated. Please revise the statement of stockholders' equity to recognize all of the capital contributions and distributions that arose as the result of these transactions for all applicable periods.

General

11. Provide a current accountant's consent in any amendment, and update the financial statements as required by Item 310(g) of Regulation S-B.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Sincerely,

John Reynolds
Assistant Director

cc: Conrad C. Lysiak
        Fax: (509) 747-1770